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                                                                     Exhibit 4.5
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                                 PHAMIS, Inc.

                         Stock Option Letter Agreement


August 20, 1990



Mr. Michael Cain
PHAMIS, Inc.
419 Second Avenue South
Seattle, WA  98104

Dear Michael:

We are pleased to inform you that you have been selected by the Board of Directors of PHAMIS, Inc. (the "Company") to receive a non-qualified option for the purchase of 3,000 shares of the Company's Common Stock at an exercise price of $4.25 per share. The grant of the option is not being made pursuant to the Company's 1983 Incentive Stock Option Plan (the "Plan") but as a separate option agreement with you. Your option shall have the following terms:

1.   Vesting. A five-year vesting provision, implemented on a monthly basis,
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     subject to Mr. Cain continuing to be either an employee of the Company or a part-time consultant for the Company.

2.   Plan Provisions: Your option shall terminate in the event of a liquidation
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     or reorganization of the Company in an identical manner to options granted under the Plan, as set forth in Section 7.1 of the Company's Plan. The Company shall also have a right of first refusal to purchase shares resulting from your exercise of the option identical to those contained in
     Section 11 of the Company's Plan (see copy attached).

3.   Exercise. During your lifetime only you can exercise the option. Your
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     option shall terminate 90 days after you cease to be either a Company employee or part-time consultant for the Company for any reason whatsoever. Subject to this limitation, the personal representative of your estate or the beneficiary thereof following your death may exercise your option. You may use the Notice of Exercise of Incentive Stock Option in the form attached to this Stock Option Letter Agreement when you exercise the option.

4.   Transfer of Option. The option is not transferable except by will or the
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     applicable laws of descent and distribution.


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Mr. Michael Cain
August 20, 1990
Page Two


The date of the grant of the option is July 1, 1990.

Your particular attention is directed to Section 8 of the Plan which describes certain important conditions relating to federal and state securities laws that is also incorporated by reference into this option and that must be satisfied prior to the issuance of any shares pursuant to this option.

Please execute the Acceptance and Acknowledgement set forth below on the enclosed copy of this Agreement and return it to the undersigned.

Very truly yours,

PHAMIS, Inc.


By /s/ Malcolm A. Gleser
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   Malcolm A. Gleser, President


                        Acceptance and Acknowledgement


I accept the stock option described above and acknowledge receipt of a copy of this letter.



Dated:   12/11/90                    /s/ Michael W. Cain
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                                     Michael W. Cain


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                 Notice of Exercise of Incentive Stock Option

PHAMIS, Inc.
419 Second Avenue South
Seattle, WA 98104

I hereby exercise my incentive stock option granted me by PHAMIS, Inc. (the "Company"), subject to all the terms and provisions thereof and of the 1983 Incentive Stock Option Plan referred to therein and notify the Company of my desire to purchase________________shares of Common Stock of the Company at the exercise price of $4.25 per share which were offered to me pursuant to said option.

I hereby represented that the______________shares of Common Stock to be delivered to me pursuant to this exercise are being acquired by me for my own account, for investment, and not with a view to resale or distribution.


Dated:_________________________


Signed:________________________
           Michael Cain